Exhibit 2.1

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”), dated as of May 28, 2025, is made by and among Servotronics, Inc., a Delaware corporation (the “Company”), TransDigm Inc., a Delaware corporation (“Parent”), and TDG Rise Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Original Agreement (as defined below).

RECITALS

WHEREAS, the Company, Parent and Merger Sub are parties to that certain Agreement and Plan of Merger, dated as of May 18, 2025 (the “Original Agreement” and, as amended by this Amendment, the “Agreement”);

WHEREAS, pursuant to Section 7.04 of the Original Agreement, the Company, Parent and Merger Sub desire to amend the Original Agreement as set forth in this Amendment;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, as they amend the Original Agreement, (i) approved and declared advisable the Agreement and the transactions contemplated hereby, including the Offer and the Merger, (ii) determined that the terms of the Agreement and the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) determined that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) recommended that the Company’s stockholders accept the Offer and tender their Company Shares to Merger Sub in response to the Offer;

WHEREAS, the Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth in the Agreement, approved and declared it advisable for Merger Sub to enter into the Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; and

WHEREAS, Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Amendment, adopting the Agreement.

NOW, THEREFORE, in consideration of the foregoing Recitals and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and intending to be legally bound by this Amendment, the parties agree as follows:

1.	Amendments and Other Agreements.

(a)     The first recital of the Original Agreement is hereby amended and restated in its entirety as set forth immediately below:

“WHEREAS, pursuant to this Agreement, in furtherance of the acquisition of the Company by Parent, Parent shall cause Merger Sub to (and Merger Sub has agreed to) commence (within the meaning of Rule 14d-2 under the Exchange Act) a tender offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.20 per share, of the Company (the “Company Shares”), at a price per Company Share of $47.00 (such amount or any higher amount per Company Share that may be paid pursuant to the Company Share Offer, the “Offer Price”), payable net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law, on the terms and subject to the conditions set forth in this Agreement (the “Offer”);”

(b)     Section 7.03(a) of the Original Agreement is hereby amended and restated in its entirety as set forth immediately below:

“(a)         The parties hereto agree that if this Agreement is validly terminated by Parent pursuant to Section 7.01(e) or by the Company pursuant to Section 7.01(f), then, in the case of a termination by the Company, the Company shall pay twenty percent (20%) of the Company Termination Fee to Parent simultaneously with such termination, and an additional twenty percent (20%) of the Company Termination Fee within thirty (30) days after such termination. In the case of termination by Parent, the Company shall pay forty percent (40%) of the Company Termination Fee to Parent within two (2) Business Days of such termination. The Company shall only pay the remainder of the Company Termination Fee upon consummation of a sale of the Company pursuant to a Superior Proposal, in which case, the Company shall pay the remainder of the Company Termination Fee simultaneously with the close of the sale of the Company pursuant to a Superior Proposal. The “Company Termination Fee” means $12,500,000.”

(c)     The following is hereby added as subsection (g) of Section 7.03 of the Original Agreement:

“(g)         (i) The parties hereto agree that if this Agreement is validly terminated by the Company or Parent pursuant to (i) Section 7.01(c) or (ii) Section 7.01(d), and in either case, the conditions set forth in Section 6.01(b) and paragraph (c)(i) of Annex I shall not have been satisfied (solely to the extent such restraint, enjoinment or prohibition arises under any Competition Law), but all other conditions to Closing set forth in ARTICLE VI and Annex I shall have been satisfied or waived, as applicable (other than those conditions that by their terms are to be satisfied at or immediately prior to the Closing, but all such conditions are then capable of being satisfied), then Parent shall promptly, but in no event later than ten (10) Business Days following such termination, pay or cause to be paid, the Parent Termination Fee to the Company. The “Parent Termination Fee” means $25,000,000.

(ii)         All payments under this Section 7.03(g) shall be made by wire transfer of immediately available funds to an account designated in writing by the Company, or in the absence of such designation, an account established for the sole benefit of the Company.

(iii)          Each of the parties acknowledges that the agreements contained in this Section 7.03(g) are an integral part of the transactions contemplated by this Agreement and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. Accordingly, if Parent fails to pay the Parent Termination Fee when due, and, in order to obtain such payment, the Company commences a Proceeding that results in a judgment against Parent for the Parent Termination Fee, Parent shall pay to the Company, together with the Parent Termination Fee, (A) interest on the Parent Termination Fee from the date of termination of this Agreement at a rate per annum equal to the Prime Rate and (B) the Company’s costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding (the “Company Enforcement Costs”). For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(iv)         Notwithstanding anything to the contrary in this Agreement, the Company acknowledges and agrees, on behalf of itself and its Affiliates, that the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable pursuant to this Section 7.03(g) for the efforts, expenses and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(v)         Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto expressly acknowledges and agrees that the Company’s right to receive payment of the Parent Termination Fee pursuant to this Section 7.03(g), in circumstances in which the Parent Termination Fee is payable, plus, if applicable, the Company Enforcement Costs, shall constitute the sole and exclusive monetary remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise) of the Company Related Parties against the Parent Related Parties and any Person who pays the Parent Termination Fee on Parent’s behalf for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement or the Transactions in such circumstances, and upon payment of the Parent Termination Fee to the Company pursuant to this Section 7.03(g), plus, if applicable, the Company Enforcement Costs, none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement or the Transactions. No Company Related Party shall be entitled to bring or maintain any Proceeding against Parent or any other Parent Related Party arising out of or in connection with this Agreement or the Transactions (or the abandonment or termination thereof), and the Company shall use its reasonable best efforts to cause any Proceeding pending in connection with this Agreement or the Transactions, to the extent maintained by the Company or any Company Related Party against Parent or any Parent Related Party to be dismissed with prejudice promptly following the payment of any such amounts. For the avoidance of doubt, although the Company may pursue both a grant of specific performance and the Parent Termination Fee, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to close the Transactions contemplated by Section 8.13 and the Parent Termination Fee.”

(d)     The Company Board hereby confirms that the Company Board has determined that the Acquisition Proposal from a Third Party received by the Company after the date of the Original Agreement and prior to the execution of this Amendment does not constitute a Superior Proposal.

(e)     Without in anyway limiting the foregoing and the Company’s existing rights and obligations under the Agreement, the Company shall immediately cease and cause to be terminated any activities, discussions or negotiations with such Third Party or any other Person conducted heretofore by the Company, any of its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal received prior to the execution of this Amendment.

(f)     The parties agree that Section 3.11(i) of the Company Disclosure Schedule is hereby supplemented with the information set forth on Exhibit A hereto.

2.

No Other Modifications. Except as provided in Section 1 hereof, no other amendment to or modification of the Original Agreement is intended to be effected by this Amendment, and the Original Agreement, as amended by this Amendment, shall remain in full force and effect.

3.

Entire Agreement. The Original Agreement, as amended by this Amendment, including any exhibits, schedules, the Company Disclosure Schedule, and the Confidentiality Agreement, contain the complete and entire understanding of the parties with respect to their subject matter. The Original Agreement, as amended by this Agreement, supersedes all prior written or oral statements representations, warranties, promises, assurances, agreements and understandings between the parties relating to or in connection with the subject matter of this Agreement. In the event of a conflict or inconsistency between the terms of the Original Agreement and this Amendment, the terms of this Amendment shall prevail solely as to the subject matter contained herein.

4.

References to the Original Agreement. On and after the date of this Amendment, each reference in the Original Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Original Agreement, and in the other ancillary documents contemplated by the Original Agreement to “the Agreement,” “thereof” or words of like import referring to the Original Agreement, shall mean and refer to the Original Agreement, as amended by this Amendment.

5.

Miscellaneous. The provisions of ARTICLE VIII (Miscellaneous) of the Original Agreement are incorporated herein mutatis mutandis (except that reference to the Original Agreement shall be deemed to be references to this Amendment unless context clearly dictates otherwise).

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

COMPANY:

SERVOTRONICS, INC.

By:	/s/ William F. Farrell, Jr.
Name:	William F. Farrell, Jr.
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

PARENT:

TRANSDIGM INC.

By:	/s/ Jessica L. Warren
Name:	Jessica L. Warren
Title: Secretary

MERGER SUB:

TDG RISE MERGER SUB, INC.

By:	/s/ Jessica L. Warren
Name:	Jessica L. Warren
Title: Secretary

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]